UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 35712 / August 12, 2025

In the Matter of:

Ellington Credit Company
Ellington Credit Company Management LLC
Ellington Global Asset Management, LLC
Ellington Financial Management LLC
Ellington Management Group, L.L.C
certain of their affiliated entities as described in Schedule A to the application

53 Forest Avenue
Old Greenwich, CT 06870

812-15784

ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF
1940 AND RULE 17d-1 UNDER THE ACT

Ellington Credit Company, et al. filed an application on May 8, 2025, and an amendment to the
application on July 3, 2025, and July 7, 2025, requesting an order under sections 17(d) and 57(i)
of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act that would
permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act
and rule 17d-1 under the Act. The order would permit certain registered closed-end management
investment companies and business development companies (collectively, the "Regulated
Funds") to co-invest in portfolio companies with each other and with certain affiliated
investment entities.

On July 16, 2025, a notice of the filing of the application was issued (Investment Company Act
Release No. 35680). The notice gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that participation by the Regulated Funds in the proposed transactions
is consistent with the provisions, policies and purposes of the Act and is on a basis no less
advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by Ellington Credit Company, et al. (File No. 812-15784) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.